Butterfield Reports Third Quarter 2025 Results

Financial highlights for the third quarter of 2025:
•Net income of $61.1 million, or $1.46 per share and core net income1 of $63.3 million, or $1.51 per share
•Return on average common equity of 22.5% and core return on average tangible common equity1 of 25.5%
•Net interest margin of 2.73%, cost of deposits of 1.47%
•Quarterly cash dividend of $0.50 per share for the quarter ended September 30, 2025
•Repurchases of 0.7 million shares at a total cost of $30.3 million

Hamilton, Bermuda - October 28, 2025: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2025.
Net income for the third quarter of 2025 was $61.1 million, or $1.46 per diluted common share, compared to net income of $53.3 million, or $1.25 per diluted common share, for the previous quarter and $52.7 million, or $1.16 per diluted common share, for the third quarter of 2024. Core net income1 for the third quarter of 2025 was $63.3 million, or $1.51 per diluted common share, compared to $53.7 million, or $1.26 per diluted common share, for the previous quarter and $52.8 million, or $1.16 per diluted common share, for the third quarter of 2024.
The return on average common equity for the third quarter of 2025 was 22.5% compared to 20.3% for the previous quarter and 20.3% for the third quarter of 2024. The core return on average tangible common equity1 for the third quarter of 2025 was 25.5%, compared to 22.3% for the previous quarter and 22.5% for the third quarter of 2024. The efficiency ratio for the third quarter of 2025 was 57.7%, compared to 61.3% for the previous quarter and 60.3% for the third quarter of 2024. The core efficiency ratio1 for the third quarter of 2025 was 56.2% compared with 61.1% in the previous quarter and 60.2% for the third quarter of 2024.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Butterfield’s strong third quarter performance demonstrates the resilience of our business model as we improved efficiency across the organization. We delivered higher banking and foreign exchange fees, while our net interest income and margin improved as a result of lower deposit costs and a conservative asset mix. Our proactive capital management continued to deliver strong shareholder returns through a quarterly cash dividend and share repurchases. Together, these outcomes underscore the effectiveness of our strategy and commitment to build long-term value for clients and shareholders."
Net income and core net income1 were up in the third quarter of 2025 versus the prior quarter, primarily driven by higher banking revenue due to increased card volumes and incentives and higher foreign exchange revenue. Additionally, the improvements were attributable to higher net interest income from lower cost of deposits and the prior quarter's redemption of subordinated debt.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net interest income (“NII”) for the third quarter of 2025 was $92.7 million, an increase of $3.3 million over NII of $89.4 million in the previous quarter and $4.7 million higher compared to $88.1 million in the third quarter of 2024. NII was higher during the third quarter of 2025 compared to the previous quarter and the third quarter of 2024 due to a lower cost of deposits as central banks have reduced market rates and the redemption of subordinated debt in the prior quarter, which were partially offset by lower loan and treasury yields.
Net interest margin (“NIM”) for the third quarter of 2025 was 2.73%, an increase of 9 basis points from the previous quarter at 2.64% and 2.61% in the third quarter of 2024. NIM in the third quarter of 2025 increased compared to the prior quarter and the third quarter of 2024 due to lower cost of deposits as central banks cut market rates and the repayment of subordinated debt in the prior quarter.
Non-interest income for the third quarter of 2025 was $61.2 million, an increase of $4.2 million from $57.0 million in the previous quarter and $5.1 million higher than $56.0 million in the third quarter of 2024. The increase in the third quarter of 2025 compared to the prior quarter and the third quarter of 2024 was due to higher banking fees from both card volume and incentive programs and higher foreign exchange volumes.
Non-interest expenses were $90.8 million in the third quarter of 2025, compared to $91.8 million in the previous quarter and $88.8 million in the third quarter of 2024. Core non-interest expenses1 of $88.5 million in the third quarter of 2025 were lower compared to the $91.4 million incurred in the previous quarter and the $88.6 million in the third quarter of 2024. Core non-interest expenses1 in the third quarter of 2025 were lower compared to the prior quarter due to lower salaries and other employee benefits, property costs, non-income taxes and other non-interest expenses. Core non-interest expenses1 in the third quarter of 2025 remains relatively flat compared to the third quarter of 2024.
Included in salaries and other employee benefits are non-core expenses of $2.2 million which relates to costs associated with senior executive departures.
Period end deposit balances remained relatively flat at $12.7 billion compared to December 31, 2024. Average deposits were $12.6 billion in the quarter ended September 30, 2025, which is slightly lower than the $12.7 billion in the prior quarter.
Tangible book value per share at the end of the third quarter of 2025 was $25.06 per share, higher than $23.77 per share at the end of the prior quarter and an increase over the $21.70 at December 31, 2024. The tangible book value per share continues to improve due to OCI burndown and retained earnings.
The Board declared a quarterly cash dividend rate of $0.50 per common share to be paid on November 25, 2025 to shareholders of record on November 11, 2025. During the third quarter of 2025, Butterfield repurchased 0.7 million common shares under the Bank's existing share repurchase program.
Effective January 1, 2025, the Bank has adopted the Basel Committee on Banking Supervision's ("BCBS") revised standardized approach for credit risk framework as required by the Bermuda Monetary Authority ("BMA"). Comparatives were prepared under the prior credit risk framework. The current total regulatory capital ratio as at September 30, 2025 was 27.0%, compared to 25.8% as at December 31, 2024. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2025	June 30, 2025	September 30, 2024
Non-interest income	61.2	57.0	56.0
Net interest income before provision for credit losses	92.7	89.4	88.1
Total net revenue before provision for credit losses and other gains (losses)	153.9	146.4	144.1
Provision for credit (losses) recoveries	(0.6)	(0.2)	(1.3)
Total other gains (losses)	(0.1)	0.1	(0.1)
Total net revenue	153.3	146.3	142.7
Non-interest expenses	(90.8)	(91.8)	(88.8)
Total net income before taxes	62.5	54.5	54.0
Income tax benefit (expense)	(1.4)	(1.2)	(1.2)
Net income	61.1	53.3	52.7

Net earnings per share
Basic	1.50	1.28	1.18
Diluted	1.46	1.25	1.16

Per diluted share impact of other non-core items [1]	0.05	0.01	—
Core earnings per share on a fully diluted basis [1]	1.51	1.26	1.16

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	41,944	42,653	45,557

Key financial ratios
Return on common equity	22.5%	20.3%	20.3%
Core return on average tangible common equity [1]	25.5%	22.3%	22.5%
Return on average assets	1.7%	1.5%	1.5%
Net interest margin	2.73%	2.64%	2.61%
Core efficiency ratio [1]	56.2%	61.1%	60.2%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2025	December 31, 2024
Cash and cash equivalents	1,501	1,998
Securities purchased under agreements to resell	1,156	1,205
Short-term investments	831	580
Investments in securities	5,675	5,513
Loans, net of allowance for credit losses	4,468	4,474
Premises, equipment and computer software, net	159	154
Goodwill and intangibles, net	89	90
Accrued interest and other assets	208	218
Total assets	14,086	14,231

Total deposits	12,721	12,746
Long-term debt	—	99
Securities sold under agreements to repurchase	—	93
Accrued interest and other liabilities	259	273
Total liabilities	12,980	13,211
Common shareholders’ equity	1,106	1,021
Total shareholders' equity	1,106	1,021
Total liabilities and shareholders' equity	14,086	14,231

Key Balance Sheet Ratios:	September 30, 2025	December 31, 2024
Common equity tier 1 capital ratio [2]	26.9%	23.5%
Tier 1 capital ratio [2]	26.9%	23.5%
Total capital ratio [2]	27.0%	25.8%
Leverage ratio	7.5%	7.3%
Risk-Weighted Assets (in $ millions)	4,014	4,539
Risk-Weighted Assets / total assets	28.5%	31.9%
Tangible common equity ratio	7.3%	6.6%
Book value per common share (in $)	27.25	23.78
Tangible book value per share (in $)	25.06	21.70
Non-accrual loans/gross loans	2.0%	1.7%
Non-performing assets/total assets	1.0%	1.1%
Allowance for credit losses/total loans	0.6%	0.6%
(2)     Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

QUARTER ENDED SEPTEMBER 30, 2025 COMPARED WITH THE QUARTER ENDED JUNE 30, 2025

Net Income
Net income for the quarter ended September 30, 2025 was $61.1 million, up from $53.3 million in the prior quarter.
The change in net income during the quarter ended September 30, 2025 compared to the previous quarter is attributable to the following:
•$4.2 million increase in non-interest income driven by (i) $3.1 million increase in banking fees to increased card volumes and incentives; and (ii) $1.3 million increase in foreign exchange revenue driven by volume;
•$3.3 million increase in net interest income driven by lower cost of deposits as central banks have reduced market rates and the repayment of subordinated debt in the prior quarter; and
•$1.0 million decrease in non-interest expenses driven by lower property costs due to property consolidation in the Channel Islands, lower non-income taxes, reduced marketing spend and a decrease in other non-interest expenses. These were partially offset by higher staff-related costs due to senior management departures.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $2.2 million for the third quarter of 2025. Non-core items for the quarter relate mainly to costs associated with senior executive departures.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2025 COMPARED WITH DECEMBER 31, 2024
Total Assets
Total assets of the Bank were $14.1 billion at September 30, 2025, a decrease of $145.0 million from December 31, 2024. The Bank maintained a highly liquid position at September 30, 2025, with $9.2 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 65.0% of total assets, compared with 65.3% at December 31, 2024.
Loans Receivable
The loan portfolio totaled $4.5 billion at September 30, 2025, relatively flat compared to the December 31, 2024 balance.
The allowance for credit losses at September 30, 2025 totaled $25.7 million, which remained consistent with the December 31, 2024 balance.
The loan portfolio represented 31.7% of total assets at September 30, 2025 (December 31, 2024: 31.4%), while loans as a percentage of total deposits was 35.1% at September 30, 2025 (December 31, 2024: 35.1%). Both ratios remain relatively flat at September 30, 2025 compared to December 31, 2024.
As at September 30, 2025, the Bank had gross non-accrual loans of $91.7 million, representing 2.0% of total gross loans, an increase of $15.1 million from $76.7 million, or 1.7% of total loans, at December 31, 2024. The increase in non-accrual loans was driven by a residential mortgage facility in the Channel Islands and UK segment and partially offset by the settlement of a commercial real estate loan facility in Bermuda.
Investment in Securities
The investment portfolio was $5.7 billion at September 30, 2025, which was $0.2 billion higher than the December 31, 2024 balances. The increase is due to the deployment of assets into the available-for-sale investment portfolio.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.67% during the quarter ended September 30, 2025 compared with 2.67% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio is lower at $101.5 million, an improvement of $61.8 million compared with total net unrealized losses of $163.3 million at December 31, 2024.
Deposits
Average total deposit balances were $12.6 billion for the quarter ended September 30, 2025, while period end balances as at September 30, 2025 were $12.7 billion, both relatively flat compared to December 31, 2024 balances.

Average Balance Sheet2

	For the three months ended
	September 30, 2025			June 30, 2025			September 30, 2024
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,474.7	31.9	3.64	3,634.3	33.6	3.71	3,572.7	42.0	4.66
Investment in securities	5,526.0	37.2	2.67	5,452.0	36.2	2.67	5,239.2	31.5	2.39
Available-for-sale	2,430.1	19.8	3.24	2,292.6	18.3	3.21	1,907.3	12.7	2.64
Held-to-maturity	3,095.9	17.4	2.23	3,159.4	17.9	2.27	3,331.9	18.9	2.24
Loans	4,470.9	70.3	6.24	4,517.7	71.0	6.31	4,566.2	76.4	6.64
Commercial	1,226.6	20.3	6.57	1,290.7	21.1	6.55	1,298.9	21.6	6.61
Consumer	3,244.3	50.0	6.11	3,227.0	50.0	6.21	3,267.3	54.8	6.66
Interest earning assets	13,471.6	139.4	4.11	13,603.9	140.9	4.15	13,378.1	150.0	4.45
Other assets	445.4			417.6			421.5
Total assets	13,917.0			14,021.5			13,799.6
Liabilities
Deposits - interest bearing	10,017.1	(46.7)	(1.85)	10,051.2	(49.2)	(1.96)	9,805.8	(59.7)	(2.41)
Securities sold under agreements to repurchase	—	—	—	1.9	—	(5.94)	81.9	(0.9)	(4.30)
Long-term debt	—	—	—	77.7	(2.3)	(11.92)	98.6	(1.4)	(5.52)
Interest bearing liabilities	10,017.1	(46.7)	(1.85)	10,130.8	(51.5)	(2.04)	9,986.3	(61.9)	(2.46)
Non-interest bearing current accounts	2,616.7			2,602.5			2,561.9
Other liabilities	231.2			253.4			249.6
Total liabilities	12,865.0			12,986.7			12,797.8
Shareholders’ equity	1,052.0			1,034.9			1,001.9
Total liabilities and shareholders’ equity	13,917.0			14,021.5			13,799.6
Non-interest bearing funds net of non-interest earning assets (free balance)	3,454.5			3,473.2			3,391.8
Net interest margin		92.7	2.73		89.4	2.64		88.1	2.61
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $135.9 billion and $29.2 billion, respectively, at September 30, 2025, while assets under management were $6.5 billion at September 30, 2025. This compares with $131.3 billion, $30.5 billion and $6.0 billion, respectively, at December 31, 2024.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2025	June 30, 2025	September 30, 2024
Net income	61.1	53.3	52.7
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	2.2	0.4	—
Restructuring charges and related professional service fees	—	—	0.1
Total non-core expenses	2.2	0.4	0.1
Total non-core items	2.2	0.4	0.1
Core net income	63.3	53.7	52.8

Average common equity	1,076.2	1,055.0	1,029.2
Less: average goodwill and intangible assets	(90.0)	(91.2)	(95.5)
Average tangible common equity	986.2	963.8	933.7
Core earnings per share fully diluted	1.51	1.26	1.16
Return on common equity	22.5%	20.3%	20.3%
Core return on average tangible common equity	25.5%	22.3%	22.5%

Shareholders' equity	1,106.0	1,069.1	1,064.2
Less: goodwill and intangible assets	(88.8)	(92.2)	(96.7)
Tangible common equity	1,017.1	977.0	967.5
Basic participating shares outstanding (in millions)	40.6	41.1	44.2
Tangible book value per common share	25.06	23.77	21.90

Non-interest expenses	90.8	91.8	88.8
Less: non-core expenses	(2.2)	(0.4)	(0.1)
Less: amortization of intangibles	(2.0)	(2.0)	(1.9)
Core non-interest expenses before amortization of intangibles	86.6	89.4	86.7
Core revenue before other gains and losses and provision for credit losses	153.9	146.4	144.1
Core efficiency ratio	56.2%	61.1%	60.2%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 29, 2025 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions), changes in trade policies and practices and the resulting uncertainty, market volatility, and potential deterioration in economic conditions, fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com